1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 30, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	ING Partners, Inc. (File Nos. 811-08319 and 333-194688) (“IPI”) and ING Investors Trust (File Nos. 811-05629 and 333-194686, 333-194689, 333-194691, and 333-194692) (“IIT” and, together with IPI, the “Registrants”) Registration Statements on Form N-14 (each an “N-14”)

Dear Ms. Nixon:

This letter responds to comments you provided to me via telephone on April 14, 2014 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the N-14s filed by the Registrants on March 19, 2014 with respect to the proposed reorganizations of: (1) VY MFS Utilities Portfolio with and into Voya Large Cap Value Portfolio (“MFS Utilities Reorganization”); (2) VY MFS Total Return Portfolio with and into VY Invesco Equity and Income Portfolio (“MFS Total Return Reorganization”); (3) VY BlackRock Health Sciences Portfolio with and into Voya Large Cap Growth Portfolio (“BlackRock Health Sciences Reorganization”); (4) VY Marsico Growth Portfolio with and into Voya Large Cap Growth Portfolio (“Marsico Growth Reorganization”); and (5) VY BlackRock Large Cap Growth Portfolio with and into Voya Large Cap Growth Portfolio (“BlackRock Large Cap Growth Reorganization”) (each a “Reorganization” and, together, the “Reorganizations”). Set forth below are the comments received from the Staff and the Registrants’ respective responses thereto. Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14s.

Naseem Nixon, Esq. April 30, 2014 Page 2

I.        Comments Regarding the MFS Utilities Reorganization (IIT)

Comment 1.   Please confirm that all missing and bracketed information in the N-14 will be included in a subsequent filing prior to the date of first use of the N-14.

Response.   IIT confirms that all missing and bracketed information will be included in the N-14 in a subsequent filing prior to the first use of the N-14.

Comment 2.   On page 3 of the N-14, please clarify in the introduction to the section entitled “How do the Annual Portfolio Operating Expenses compare” that the net expenses experienced by shareholders of Utilities Portfolio would be expected to decrease as a result of the Reorganization due to contractual obligations of the Adviser and the Distributor to waive fees and limit expenses. Please also state when these obligations are scheduled to expire.

Response.   IIT has added disclosure to the introduction in response to this comment.

Comment 3.   In the Annual Portfolio Operating Expenses table on page 3 of the N-14, please change the footnote references for Class ADV shares shown in the “Large Cap Value Portfolio Pro Forma Combined” column from “4,5” to “5,6,” or confirm supplementally that the references are correct as originally presented.

Response.   IIT has revised the footnote references in accordance with this comment.

Comment 4.   In footnote 5 to the Annual Portfolio Operating Expenses table on page 4, please confirm that the Adviser is obligated to limit expenses under two separate agreements, and that one of these agreements expires in May 2016, while the other expires in May 2016, but will automatically renew for one-year terms unless certain action is taken by the Adviser or the Board or the advisory contract is terminated. If the footnote is not correct, please revise it in a subsequent filing.

Response.   IIT confirms that the description of the expense limitation obligations in footnote 5 is correct.

Comment 5.   In the table on page 10 that compares the fees of the two Portfolios, please use a consistent number of decimal points for all figures.

Naseem Nixon, Esq. April 30, 2014 Page 3

Response.   IIT has not revised the table in response to this comment because the fee rates shown in the table are the actual rates expressed in the respective advisory or sub-advisory agreements.

Comment 6.    In the subsection entitled “Portfolio Transitioning” on page 14 of the N-14, the N-14 indicates that the Portfolios may pay expenses that are embedded in the price on sales and purchases of bonds and other instruments in connection with the Reorganization. Please provide some examples of these types of expenses.

Response.    IIT has revised the language in response to this comment.

Comment 7.   With respect to the section entitled “What factors did the Board consider?”:

a.	Please confirm in correspondence that any significant factors adverse to the Board’s decision to approve the Reorganization are set forth.

b.	Please include numerical designations for the factors considered by the Board or use a separate bullet point for each factor. Reference is made to Rule 421(d)(1) under the Securities Act of 1933 (“1933 Act”), which requires prospectus disclosure to be made in plain English.

c.	Please clarify that indirect costs relating to the Reorganization will be borne by the acquired Portfolio and, therefore, its shareholders.

Responses.

a.	IIT confirms that the section entitled “What factors did the Board consider?” contains a description of significant factors the Board considered in connection with its determination to approve the Reorganization, including significant adverse factors. However, IIT notes that, as indicated in this section of the N-14, the list of factors is not necessarily intended to be a comprehensive list of all the factors the Board considered. Moreover, individual Board members may have weighed certain factors differently in coming to the decision to approve the Reorganization.

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b.	IIT believes that the disclosure is in a manner consistent with the plain English requirements of Rule 421(d)(1) and has determined not to revise the disclosure in accordance with this comment.

c.	IIT has revised the disclosure regarding the factors considered by the Board to clarify that indirect costs would be borne by Utilities Portfolio and, therefore, by its shareholders.

Comment 8.   Please revise the last sentence in the subsection entitled “Distribution and Shareholder Services Plans” on page 28 of the N-14 to clarify precisely to which fees the sentence refers.

Response.   IIT has revised the disclosure in accordance with this comment.

Comment 9.   Please provide the usual Tandy representation.

Response.   The requested Tandy representation is provided in Attachment A.

II.      Comments Regarding the MFS Total Return Reorganization (IPI)

Comment 1.  Please confirm that all missing and bracketed information in the N-14 will be included in a subsequent filing prior to the date of first use of the N-14.

Response.   IPI confirms that all missing and bracketed information will be included in the N-14 in a subsequent filing prior to the first use of the N-14.

Comment 2.   In the Annual Portfolio Operating Expenses table on page 4 of the N-14, please confirm the figures shown for the Class S2 Total Annual Portfolio Operating Expenses after Waivers and Reimbursements in the Invesco Portfolio and Invesco Portfolio Pro Forma columns. The Staff notes that the figures shown are below the stated expense limitation for the share class.

Response.   IPI confirms that the amounts shown for the Class S2 Total Annual Portfolio Operating Expenses after Waivers and Reimbursements in the Invesco Portfolio and Invesco Portfolio Pro Forma columns are correct. The waiver of 0.01% by the Adviser, as disclosed in Footnote 4, and the waiver of 0.02% by the Distributor, as disclosed in Footnote 5, are both extraordinary waivers.

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Comment 3.   In the second column of the table entitled “How do certain characteristics of the Portfolios compare” on page 11, please spell out the term “million” for the net assets of Invesco Portfolio.

Response.   IPI has revised the table in accordance with this comment.

Comment 4.   In the subsection entitled “Portfolio Transitioning” on page 15 of the N-14, the N-14 indicates that the Portfolios may pay expenses that are embedded in the price on sales and purchases of bonds and other instruments in connection with the Reorganization. Please provide some examples of these types of expenses.

Response.   IPI has revised the language in response to this comment.

Comment 5.   With respect to the section entitled “What factors did the Board consider?”:

a.	Please confirm in correspondence that any significant factors adverse to the Board’s decision to approve the Reorganization are set forth.

b.	Please include numerical designations for the factors considered by the Board or use a separate bullet point for each factor. Reference is made to Rule 421(d)(1) under the 1933 Act, which requires prospectus disclosure to be made in plain English.

c.	Please clarify that indirect costs relating to the Reorganization will be borne by the acquired Portfolio and, therefore, its shareholders.

d.	Please revise the factor stating that implicit embedded transaction costs are uncertain and will be borne by MFS Total Return Portfolio to indicate that both Portfolios would bear their respective implicit embedded transaction costs in connection with the Reorganization or state in correspondence why the Registrant does not believe such a change is necessary.

Responses.

a.	IPI confirms that the section entitled “What factors did the Board consider?” contains a description of significant factors the Board

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considered in connection with its determination to approve the Reorganization, including significant adverse factors. However, IPI notes that, as indicated in this section of the N-14, the list of factors is not necessarily intended to be a comprehensive list of all the factors the Board considered. Moreover, individual Board members may have weighed certain factors differently in coming to the decision to approve the Reorganization.

b.	IPI believes that the disclosure is in a manner consistent with the plain English requirements of Rule 421(d)(1) and has determined not to revise the disclosure in accordance with this comment.

c.	IPI has revised the disclosure regarding the factors considered by the Board to clarify that indirect costs would be borne by the acquired Portfolio and, therefore, by its shareholders.

d.	The disclosure regarding the factors considered by the Board is addressed to shareholders of MFS Total Return Portfolio, and concerns the Board’s determination to recommend that shareholders of MFS Total Return Portfolio approve the Reorganization. While it is correct that both Portfolios would bear any respective embedded implicit transaction costs in connection with the Reorganization, IPI believes the disclosure correctly references costs that may be borne by MFS Total Return Portfolio specifically. IPI notes that the N-14 discloses that both Portfolios would bear any such expenses in the subsection entitled “Portfolio Transitioning” on the immediately preceding page.

Comment 6.   Please revise the last sentence in the subsection entitled “Distribution and Shareholder Services Plans” on page 29 of the N-14 to clarify precisely to which fees the sentence refers.

Response.   IPI has revised the disclosure in accordance with this comment.

Comment 7.   On the first page of the Statement of Additional Information (“SAI”), please correct the file number for Invesco Portfolio.

Response.   IPI has corrected the file number in accordance with this comment.

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Comment 8.   Please provide the usual Tandy representation.

Response.   The requested Tandy representation is provided in Attachment A.

III.     Comments Regarding the BlackRock Health Sciences Reorganization (IIT)

Comment 1.   Please confirm that all missing and bracketed information in the N-14 will be included in a subsequent filing prior to the date of first use of the N-14.

Response.   IIT confirms that all missing and bracketed information will be included in the N-14 in a subsequent filing prior to the first use of the N-14.

Comment 2.   The Staff notes that two other VY Portfolios also are proposed to be reorganized with and into Large Cap Growth Portfolio, as described in separate N-14s. Please state supplementally whether the consummation of any of these Reorganizations is contingent on approval of one or more of the other Reorganizations by shareholders. Please also indicate whether the consummation of any combination of these Reorganizations would result in materially different estimated pro forma combined expense ratios from those shown in this N-14.

Response.   IIT confirms that the three Reorganizations referenced in this comment are not contingent on shareholder approval of each other. IIT further confirms that no combination of these Reorganizations is expected to result in materially different estimated pro forma combined expense ratios from those shown in the applicable N-14s.

Comment 3.   In the Expense Examples table on page 4 of the N-14, please confirm the figure shown for Class ADV shares of Large Cap Growth Portfolio for one year.

Response.   IIT has revised the figure in response to this comment.

Comment 4.   In the second column of the table entitled “How do certain characteristics of the Portfolios compare” on page 11, please include percentage amounts for each of the top ten holdings of Large Cap Growth Portfolio.

Response.   IIT has revised the table in accordance with this comment.

Comment 5.   In the subsection entitled “Portfolio Transitioning” on page 15 of the N-14, the N-14 indicates that the Portfolios may pay expenses that are embedded in the

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price on sales and purchases of bonds and other instruments in connection with the Reorganization. Please provide some examples of these types of expenses.

Response.   IIT has revised the language in response to this comment.

Comment 6.   With respect to the section entitled “What factors did the Board consider?”:

a.	Please confirm in correspondence that any significant factors adverse to the Board’s decision to approve the Reorganization are set forth.

b.	Please include numerical designations for the factors considered by the Board or use a separate bullet point for each factor. Reference is made to Rule 421(d)(1) under the 1933 Act, which requires prospectus disclosure to be made in plain English.

c.	Please revise the factor stating that implicit embedded transaction costs are uncertain and will be borne by Health Sciences Portfolio to indicate that both Portfolios would bear their respective implicit embedded transaction costs in connection with the Reorganization or state in correspondence why the Registrant does not believe such a change is necessary.

Responses.

a.	IIT confirms that the section entitled “What factors did the Board consider?” contains a description of significant factors the Board considered in connection with its determination to approve the Reorganization, including significant adverse factors. However, IIT notes that, as indicated in this section of the N-14, the list of factors is not necessarily intended to be a comprehensive list of all the factors the Board considered. Moreover, individual Board members may have weighed certain factors differently in coming to the decision to approve the Reorganization.

b.	IIT believes that the disclosure is in a manner consistent with the plain English requirements of Rule 421(d)(1) and has determined not to revise the disclosure in accordance with this comment.

Naseem Nixon, Esq. April 30, 2014 Page 9

c.	The disclosure regarding the factors considered by the Board is addressed to shareholders of Health Sciences Portfolio, and concerns the Board’s determination to recommend that shareholders of Health Sciences Portfolio approve the Reorganization. While it is correct that both Portfolios would bear any respective embedded implicit transaction costs in connection with the Reorganization, IIT believes the disclosure correctly references costs that may be borne by Health Sciences Portfolio specifically. IIT notes that the N-14 discloses that both Portfolios would bear any such expenses in the subsection entitled “Portfolio Transitioning” on the immediately preceding page.

Comment 7.   Please revise the last sentence in the subsection entitled “Distribution and Shareholder Services Plans” on page 26 of the N-14 to clarify precisely to which fees the sentence refers.

Response.   IIT has revised the disclosure in accordance with this comment.

Comment 8.   Because pro forma financial statements are not included in this N-14, please confirm supplementally that the net assets of the acquired Portfolio did not exceed 10% of the net assets of the acquiring Portfolio within 30 days of the filing date of the final, effective N-14.

Response.   IIT confirms that the net assets of Health Sciences Portfolio did not exceed 10% of the net assets of Large Cap Growth Portfolio as of a date within 30 days of the filing date of the final, effective N-14.

Comment 9.   Please state which participant in the Reorganization will be deemed to be the accounting survivor.

Response.   In accordance with the North American Securities Trust SEC No-Action Letter (“NAST Letter”),9 IIT has determined that Large Cap Growth Portfolio would be the accounting survivor in this Reorganization.

Comment 10.   Please provide the usual Tandy representation.

Response.   The requested Tandy representation is provided in Attachment A.

[9]	SEC No-Action Letter (pub. avail. Aug. 5, 1994).

Naseem Nixon, Esq. April 30, 2014 Page 10

IV.    Comments Regarding the Marsico Growth Reorganization (IIT)

Comment 1.   Please confirm that all missing and bracketed information in the N-14 will be included in a subsequent filing prior to the date of first use of the N-14.

Response.   IIT confirms that all missing and bracketed information will be included in the N-14 in a subsequent filing prior to the first use of the N-14.

Comment 2.   The Staff notes that two other VY Portfolios also are proposed to be reorganized with and into Large Cap Growth Portfolio, as described in separate N-14s. Please state supplementally whether the consummation of any of these Reorganizations is contingent on approval of one or more of the other Reorganizations by shareholders. Please also indicate whether the consummation of any combination of these Reorganizations would result in materially different estimated pro forma combined expense ratios from those shown in this N-14.

Response.   IIT confirms that the three Reorganizations referenced in this comment are not contingent on shareholder approval of each other. IIT further confirms that no combination of these Reorganizations is expected to result in materially different estimated pro forma combined expense ratios from those shown in the applicable N-14s.

Comment 3.   In the table on page 10 that compares the fees of the two Portfolios, please use a consistent number of decimal points for all figures.

Response.   IIT has not revised the table in response to this comment because the fee rates shown in the table are the actual rates expressed in the respective advisory or sub-advisory agreements.

Comment 4.   In the subsection entitled “Portfolio Transitioning” on page 14 of the N-14, the N-14 indicates that the Portfolios may pay expenses that are embedded in the price on sales and purchases of bonds and other instruments in connection with the Reorganization. Please provide some examples of these types of expenses.

Response.   IIT has revised the language in response to this comment.

Comment 5.   With respect to the section entitled “What factors did the Board consider?”:

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a.	Please confirm in correspondence that any significant factors adverse to the Board’s decision to approve the Reorganization are set forth.

b.	Please include numerical designations for the factors considered by the Board or use a separate bullet point for each factor. Reference is made to Rule 421(d)(1) under the 1933 Act, which requires prospectus disclosure to be made in plain English.

c.	Please revise the factor stating that implicit embedded transaction costs are uncertain and will be borne by Marsico Growth Portfolio to indicate that both Portfolios would bear their respective implicit embedded transaction costs in connection with the Reorganization or state in correspondence why the Registrant does not believe such a change is necessary.

Responses.

a.	IIT confirms that the section entitled “What factors did the Board consider?” contains a description of significant factors the Board considered in connection with its determination to approve the Reorganization, including significant adverse factors. However, IIT notes that, as indicated in this section of the N-14, the list of factors is not necessarily intended to be a comprehensive list of all the factors the Board considered. Moreover, individual Board members may have weighed certain factors differently in coming to the decision to approve the Reorganization.

b.	IIT believes that the disclosure is in a manner consistent with the plain English requirements of Rule 421(d)(1) and has determined not to revise the disclosure in accordance with this comment.

c.	The disclosure regarding the factors considered by the Board is addressed to shareholders of Marsico Growth Portfolio, and concerns the Board’s determination to recommend that shareholders of Marsico Growth Portfolio approve the Reorganization. While it is correct that both Portfolios would bear any respective embedded implicit transaction costs in connection with the Reorganization, IIT believes the disclosure correctly references costs that may be borne by Marsico Growth Portfolio specifically. IIT notes that the N-14 discloses that both Portfolios would

Naseem Nixon, Esq. April 30, 2014 Page 12

bear any such expenses in the subsection entitled “Portfolio Transitioning” on the immediately preceding page.

Comment 6.   Please revise the last sentence in the subsection entitled “Distribution and Shareholder Services Plans” on page 28 of the N-14 to clarify precisely to which fees the sentence refers.

Response.   IIT has revised the disclosure in accordance with this comment.

Comment 7.   Please provide the usual Tandy representation.

Response. The requested Tandy representation is provided in Attachment A.

V.	Comments Regarding the BlackRock Large Cap Growth Reorganization (IIT)

Comment 1.   Please confirm that all missing and bracketed information in the N-14 will be included in a subsequent filing prior to the date of first use of the N-14.

Response.   IIT confirms that all missing and bracketed information will be included in the N-14 in a subsequent filing prior to the first use of the N-14.

Comment 2.   The Staff notes that two other VY Portfolios also are proposed to be reorganized with and into Large Cap Growth Portfolio, as described in separate N-14s. Please state supplementally whether the consummation of any of these Reorganizations is contingent on approval of one or more of the other Reorganizations by shareholders. Please also indicate whether the consummation of any combination of these Reorganizations would result in materially different estimated pro forma combined expense ratios from those shown in this N-14.

Response.   IIT confirms that the three Reorganizations referenced in this comment are not contingent on shareholder approval of each other. IIT further confirms that no combination of these Reorganizations is expected to result in materially different estimated pro forma combined expense ratios from those shown in the applicable N-14s.

Comment 3.   With regard to the “Total Annual Portfolio Operating Expenses Table” and related footnotes on pages 3 and 4 of the N-14:

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a.	Please change the footnote references for the item entitled “Waivers and Reimbursements” for Class ADV and Class I shares to “3,4” and “3,” respectively, or state supplementally why the references are correct as presented.

b.	Please clarify that the contractual obligation of the Distributor described in footnote 4 applies to Class ADV and Class S2 shares.

Response.   IIT has revised the table and related footnotes in accordance with these comments.

Comment 4.   In the table on page 10 that compares the fees of the two Portfolios, please use a consistent number of decimal points for all figures.

Response.   IIT has not revised the table in response to this comment because the fee rates shown in the table are the actual rates expressed in the respective advisory or sub-advisory agreements.

Comment 5.   In the subsection entitled “Portfolio Transitioning” on page 14 of the N-14, the N-14 indicates that the Portfolios may pay expenses that are embedded in the price on sales and purchases of bonds and other instruments in preparation for the Reorganization. Please provide some examples of these types of expenses.

Response.   IIT has revised the language in response to this comment.

Comment 6.   With respect to the section entitled “What factors did the Board consider?”:

a.	Please confirm in correspondence that any significant factors adverse to the Board’s decision to approve the Reorganization are set forth.

b.	Please include numerical designations for the factors considered by the Board or use a separate bullet point for each factor. Reference is made to Rule 421(d)(1) under the 1933 Act, which requires prospectus disclosure to be made in plain English.

c.	Please revise the factor stating that implicit embedded transaction costs are uncertain and will be borne by BlackRock Portfolio to indicate that both Portfolios would bear their respective implicit embedded transaction costs

Naseem Nixon, Esq. April 30, 2014 Page 14

in connection with the Reorganization or state in correspondence why the Registrant does not believe such a change is necessary.

Responses.

a.	IIT confirms that the section entitled “What factors did the Board consider?” contains a description of significant factors the Board considered in connection with its determination to approve the Reorganization, including significant adverse factors. However, IIT notes that, as indicated in this section of the N-14, the list of factors is not necessarily intended to be a comprehensive list of all the factors the Board considered. Moreover, individual Board members may have weighed certain factors differently in coming to the decision to approve the Reorganization.

b.	IIT believes that the disclosure is in a manner consistent with the plain English requirements of Rule 421(d)(1) and has determined not to revise the disclosure in accordance with this comment.

c.	The disclosure regarding the factors considered by the Board is addressed to shareholders of BlackRock Portfolio, and concerns the Board’s determination to recommend that shareholders of BlackRock Portfolio approve the Reorganization. While it is correct that both Portfolios would bear any respective embedded implicit transaction costs in connection with the Reorganization, IIT believes the disclosure correctly references costs that may be borne by BlackRock Portfolio specifically. IIT notes that the N-14 discloses that both Portfolios would bear any such expenses in the subsection entitled “Portfolio Transitioning” on the immediately preceding page.

Comment 7.   Please revise the last sentence in the subsection entitled “Distribution and Shareholder Services Plans” on page 28 of the N-14 to clarify precisely to which fees the sentence refers.

Response.   IIT has revised the disclosure in accordance with this comment.

Comment 8.   Because pro forma financial statements are not included in this N-14, please confirm supplementally that the net assets of the acquired Portfolio did not exceed

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10% of the net assets of the acquiring Portfolio within 30 days of the filing date of the final, effective N-14.

Response.  IIT confirms that the net assets of BlackRock Portfolio did not exceed 10% of the net assets of Large Cap Growth Portfolio on a date within 30 days of the filing date of the final, effective N-14.

Comment 9.   Please state which participant in the Reorganization will be deemed to be the accounting survivor.

Response.   In accordance with the NAST Letter, IIT has determined that Large Cap Growth Portfolio would be the accounting survivor in this Reorganization.

Comment 10. Please provide the usual Tandy representation.

Response. The requested Tandy representation is provided in Attachment A.

Should you have any questions or comments regarding this letter, please contact me at 704.339.3164 or Kristen Freeman of ING Funds at 480.477.2650.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Dechert LLP

Attachments
cc:	Huey P. Falgout, Jr., Esq.
Kristen Freeman, Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

April 30, 2014

VIA EDGAR

Ms. Naseem Nixon, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Form N-14 Registration Statements for ING Partners, Inc. (File Nos. 811-08319 and 333-194688) (“IPI”) and ING Investors Trust (File Nos. 811-05629 and 333-194686, 333-194689, 333-194691, and 333-194692) (“IIT” and, together with IPI, the “Registrants”)

Dear Ms. Nixon:

Each Registrant is responsible for the adequacy and accuracy of the disclosure in its respective filing captioned above. Further, each Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the applicable Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Corey F. Rose, Esq.
Dechert LLP